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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          RenaissanceRe Holdings Ltd.
                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
                         (Title of Class of Securities)

                                    G7496G10
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages


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--------------------------                       -------------------------------
CUSIP No.  G7496G10                 13G          Page  2    of  6    Pages
--------------------------                       -------------------------------

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Investors, L.P.
           I.D. #13-3549187

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                         5  SOLE VOTING POWER

                            -0-

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             7,914,619
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                         8  SHARED DISPOSITIVE POWER

                            7,914,619

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,914,619

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                           [ ]

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           33.6%

       12  TYPE OF REPORTING PERSON*

           PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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------------------------                          ------------------------------
CUSIP No.   G7496G10            13G               Page  3    of  6   Pages
------------------------                          ------------------------------


        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.
           I.D. # 13-6358475

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

                         5  SOLE VOTING POWER

                            -0-

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             7,914,619
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                         8  SHARED DISPOSITIVE POWER

                            7,914,619

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,914,619

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                         [ ]

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           33.6%

       12  TYPE OF REPORTING PERSON*

           PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a).               Name of Issuer:

                         RenaissanceRe Holdings Ltd. (the "Issuer").

Item 1(b).               Address of Issuer's Principal Executive Offices:

                         Renaissance House
                         8-12 East Broadway
                         Pembroke HM19  Bermuda

Items 2(a)               Name of Person Filing; Address of Principal
and (b).                 Business Office:

                        This statement is filed by and on behalf of
                        (a) Warburg, Pincus Investors, L.P., a
                        Delaware limited partnership ("WPI");
                        (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg,
                        Pincus & Co., LLC, a New York limited
                        liability company ("EMW LLC"), which manages
                        WPI. WP, as the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel
                        I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. Kewsong Lee, Howard H. Newman and David A. Tanner, each a director of the Issuer, are Managing Directors and members of EMW LLC and general partners of WP. Each of Messrs. Lee, Newman, and Tanner disclaim beneficial ownership, for purposes of Rule
                        13d-3 under the Securities Exchange Act of
                        1934, as amended, of the Common Shares
                        beneficially owned by WP (as defined below).
                        The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.


Item 2(c).               Citizenship:

                         Not Applicable.

Item 2(d).               Title of Class of Securities:

                         Common Shares, par value $1.00 per share (the "Common Shares"), of the Issuer.


                               Page 4 of 6 Pages


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Item 2(e).               CUSIP Number:

                         G7496G10.

Item 3.                  Not Applicable.

Item 4.                  Ownership:

                          (a)     7,914,619 Common Shares, as of
                                  December 31, 1996.

                          (b)     33.6%

                          (c)     (i)      -0-
                                 (ii)      7,914,619
                                 (iii)     -0-
                                 (iv)      7,914,619

Item 5.                  Ownership of Five Percent or Less of a Class:

                         Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:



                         Not Applicable.

Item 7.                  Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on By the Parent Holding Company:

                         Not Applicable.

Item 8. Identification and Classification of Members of the Group:

                         Not Applicable.

Item 9.                  Notice of Dissolution of Group:

                         Not Applicable.

Item 10.                 Certification:

                         Not Applicable.


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                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 1997

                                     WARBURG, PINCUS INVESTORS, L.P.

                                     By:      Warburg, Pincus & Co.,
                                              General Partner


                                     By:  /s/ Stephen Distler
                                              Stephen Distler
                                              Partner


                                     WARBURG, PINCUS & CO.


                                     By:  /s/ Stephen Distler
                                              Stephen Distler
                                              Partner










                               Page 6 of 6 Pages